EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To: The Tel Aviv Stock Exchange
       The Israeli Securities Authority

Re: Immediate Report – Class Action against Pelephone

On November 30, 2015, the Company received a notice from its subsidiary, Pelephone Communications Ltd. (“Pelephone”) regarding a claim together with a class action certification motion which had been filed with the Central District Court against Pelephone and two additional cellular phone companies. The claim is filed primarily on grounds that the respondents offer pre-paid calling cards at particularly high rates and by coordinating prices among themselves. Such anti-competitive conduct is allegedly that demonstrated by a cartel, contrary to the Unjust Enrichment Law, 5739-1979 and additional laws.

The class action against the three respondents is estimated at NIS 13 billion, of which, based on the details of the claim, an estimated NIS 2.8 billion is attributable to Pelephone.

Pelephone is studying the claim and the class action certification motion, and neither it and/nor the Company is able to evaluate the likelihood of success of the claim at the present stage.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.